DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432

March 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	DPL Inc.
Registration Statement on Form S-4
File No. 333-254292

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DPL Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4, filed by the Company on March 15, 2021, be accelerated to 4:00 p.m. (EST) on March 31, 2021, or as soon thereafter as practicable.

Very truly yours,

DPL INC.

By: /s/ Brian R. Hylander
Name: Brian R. Hylander
Title: Assistant General Counsel and Secretary

cc:     Richard D. Truesdell, Jr.
    Davis Polk & Wardwell LLP